

Virgin Mobile
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ

Telephone: 01225 895555
Facsimile: 01225 895889

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
United States of America



SEC file number: 82-34908

16th January 2006

Dear Sir/Madam,

Virgin Mobile Holdings (UK) plc
Furnishing of Material Pursuant to Rule 12g3-2(b)(1) Securities Act of 1934

Virgin Mobile Holdings (UK) plc (the "Company") is furnishing the enclosed material, which it has made public pursuant to the laws of England and Wales, filed with the UK Listing Authority or the London Stock Exchange or distributed to its security holders, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Commission file number 82-34908. The material enclosed herewith is being furnished under subparagraph (b)(1) of Rule 12g3-2 with the understanding that such material will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Philip Auld
Solicitor & Deputy Company Secretary
Virgin Mobile Holdings (UK) plc

Regulatory Announcement

Go to market news section

Company	Virgin Mobile Holdings (UK) PLC
TIDM	VMOB
Headline	Statement re Possible Offer
Released	07:00 16-Jan-06
Number	9498W



RNS Number:9498W
Virgin Mobile Holdings (UK) PLC
16 January 2006

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

13 January 2006

Virgin Mobile Holdings (UK) plc
Possible offer by ntl Incorporated ("ntl")

The Independent Board* of Virgin Mobile Holdings (UK) plc ("Virgin Mobile") confirms that, following a revised approach from ntl, Virgin Mobile is in preliminary discussions with ntl which may or may not lead to a formal offer being made for the entire issued share capital of Virgin Mobile.

A further announcement will be made by the Independent Board* as appropriate.

Enquiries:

Finsbury

James Murgatroyd or Don Hunter +44 (0)20 7251 3801

The Board of Virgin Mobile accepts responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Board of Virgin Mobile, which has taken all reasonable care to ensure that this is the case, such information is in accordance with the facts and does not omit anything likely to affect the import of such information. This announcement does not constitute an offer or invitation to purchase or subscribe for any securities.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Virgin Mobile in connection with the possible offer and no-one else and will not be responsible to anyone other than Virgin Mobile for providing protections afforded to clients of Morgan Stanley or for providing advice in relation to the possible offer.

*The representative of Virgin Mobile's majority shareholder has absented himself from discussions in relation to the potential offer and is accordingly excluded from the acceptance of responsibility above.

- Ends -

The company news service from the London Stock Exchange

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